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For Immediate Release

LASIKPLUS FOUNDER DR. STEPHEN N. JOFFE ADMONISHES
TLC VISION BOARD’S “BLIND OPTIMISM”

5% Investor Credits Company’s 13% Stock Gain to Shareholders
Supporting His Call for Change

Dismisses Ability of Current Board and Management
To Make Sound Operational Changes and Restore Value

CINCINNATI, OHIO (February 27, 2008) – Dr. Stephen N. Joffe, a Cincinnati investor and laser vision correction industry pioneer, today sent a letter to TLC Vision Corporation (NasdaqGS:TLCV) charging that the Board of TLC Vision, which operates approximately 80 refractive centers in the U.S. and Canada, has acted blindly in running the company’s affairs.  Dr. Joffe is the founder and past CEO of LCA-Vision, Inc., parent company of LasikPlus, TLC Vision’s largest competitor.  He has no current relationship with LCA-Vision, Inc.

In his filing Dr. Joffe reaffirmed that he intends to take actions to protect his investment, including seeking representation on the board to implement strategic and business model changes designed to turn around the company’s deteriorating performance.  He earlier had requested the New Brunswick, Canada-registered company's shareholder list.

In a letter to TLC Vision chairman Warren S. Rustand and the entire TLC Vision board dated February 27, 2008, and filed with Dr. Joffe’s amended Schedule 13D today, Dr. Joffe stated: “For 10 years I ran TLC Vision’s more successful competitor, so I know this business better than anyone.  Shareholders and analysts we have heard from since my 13D filing recognize the failings of the current board and management, the value of my industry experience, and do not share your blind optimism about the Company’s future.”

-more-

The letter went on to say: “While directors collect fat fees and entrench themselves with onerous poison pills and poison put debt covenants, shareholders have watched their investment lose more than 60 percent of its value in just the last year.  The 13% share price improvement that greeted my 13D filing last week should tell you that shareholders are looking for change.”

Dr. Joffe renewed his call for a board and management team that can earn the confidence of patients and shareholders alike.  “Cavalier attitudes, stifling debt, anemic returns, bad investments and change-of-control clauses,” he said, “do little to help realize the many opportunities this industry yet has to offer.”

(The full text of the letter appears below.)

About Stephen N. Joffe
Dr. Joffe ended his affiliation with Cincinnati-based LCA-Vision, Inc. (Nasdaq: LCAV), in early 2006.  During his 10-year tenure as the company’s founder, chairman and CEO, he created a company whose market value dwarfed that of TLC Vision and returned more that 4,000 percent to shareholders.  The value of LCA-Vision’s shares have fallen more than 75% percent since his February 2006 departure as the company’s CEO.

Dr. Joffe was also the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its chairman and chief executive officer when it commenced operations in 1985, until it merged into LCA-Vision in 1995.  He was also the founder and chairman of Surgical Laser Technologies, Inc. From 1981 until 1990, he was a full-time professor of surgery at the University of Cincinnati Medical Center.  Dr. Joffe has held faculty appointments in surgery at the Universities of London, Glasgow and Cincinnati, and holds fellowships of the American College of Surgeons and the Royal College of Surgeons of Edinburgh and Glasgow.

Letter from Stephen Joffe to TLC Vision Corporation Board

February 27, 2008

Mr. Warren S. Rustand, Chairman
TLC Vision Corporation	TLC Vision Corporation
16305 Swingley Ridge Road	5280 Solar Drive, Suite 100
Suite 300	Mississauga, Ontario
St. Louis, Missouri 63017	L4W 5M8 Canada

Dear Warren:

In response to your letter of February 21, I am disturbed by your apparent misunderstanding of the problems facing TLCV and its shareholders, and deeply concerned by the cavalier complacency with which you seem to accept them.

For 10 years I ran TLC Vision’s more successful competitor, so I know this business better than anyone.  Shareholders and analysts we have heard from since my 13D filing recognize the failings of the current Board and management, the value of my industry experience, and do not share your blind optimism about the Company’s future.

And why should they?  Board member ownership of TLC Vision shares is nearly nonexistent.  While directors collect fat fees and entrench themselves with onerous poison pills and poison put debt covenants, shareholders have watched their investment lose more than 60 percent of its value in just the last year.  The 13% share price improvement that greeted my 13D filing last week should tell you that shareholders are looking for change.

That should not surprise you and the Board.  What reasonable investor would place any confidence in plans and promises from the same decision makers that saddled the Company with a crippling $115 million in high-cost debt?  You “recapitalized” the Company with a mountain of liabilities and a shareholder value disaster.

And how could shareholders forget that this is the same Board whose spectacularly flawed judgment poured millions in shareholder capital into a black hole called OccuLogix (OCCX), which now trades at 10 cents a share.

Nor should the Board expect shareholders to overlook the many other shortcomings, including TLC Vision’s anemic return on assets, negative return on equity or its over-levered balance sheet.

You boasted in your letter about attracting new management talent, but I see no one with the experience needed to manage lasik surgical centers, medical personnel or highly skilled physicians.  TLC Vision is not selling toothpaste, soft drinks or sneakers.

As I said in my earlier letter, I intend to do all that I can to protect my investment.  Simply sharing my plans with you would do little good without having the right people in place to oversee and execute those plans.  I will continue to seek shareholder support for an executive role and representation on the board.

It’s well past time for you and the Board to view TLC Vision’s disappointing performance the way the shareholders do.  As the owner of a significant investment in the Company, I know I do, and with the support of my fellow shareholders, I will do something about it.

Sincerely,

    /s/Stephen N. Joffe
   Stephen N. Joffe

cc:       TLC Vision Corporation Board of Directors

James Wachtman, C.E.O.
Michael DePaolis, O.D.
Richard Lindstrom, M.D.
Toby S. Wilt

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